1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 12, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

Since Shandong Xin Jia failed to duly repay the principal and the interest of the Entrusted Loan made by the Company in December 2004 through the Bank of China Jining Branch, the High People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited to auction the Pledged Shares in accordance with the relevant laws on 6 September 2005. The final auction price is RMB3.5 (equivalent to HK$3.36) per share and total final auction amount is RMB 1,011.5 million (equivalent to HK$971.20 million).

Yanzhou Coal Mining Company Limited (the “Company”) made an entrusted loan of RMB640 million (equivalent to HK$614.50 million) to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China Jining Branch (the “Entrusted Loan”), which was secured by a guarantee provided by Lianda Group Limited (“Lianda Group”), in December 2004. To control and avoid risk and to ensure repayment of the principal and interest of the Entrusted Loan, the Company applied and obtained an order from the High People’s Court of Shandong Province to freeze the 289 million shares held by Lianda Group in Huaxia Bank Company Limited (“Pledged Shares”).

Since Shandong Xin Jia failed to duly repay the principal and the interest of the Entrusted Loan, the High People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited to auction the Pledged Shares in accordance with the relevant laws on 6 September 2005. The final auction price is RMB3.5 (equivalent to HK$3.36) per share and the total final auction amount is RMB 1,011.5 million (equivalent to HK$971.20 million).

According to the agreement in relation to the Entrusted Loan (the “Agreement”) entered into among the Company, the Bank of China Jining Branch, Shandong Xin Jia and Lianda Group, any tax payable and expenses arising from the execution and enforcement of the Agreement and the resolution of disputes relating to the Agreement shall be payable or reimbursed by the borrower. The balance of the total final auction amount of the Pledged Shares after deducting the principal, interest, penalty interest and other relevant expenses will be disposed of by the relevant parties.

The successful bidder of the Pledged Shares will pay the auction amount after completing the qualification approval procedure of the China Banking Regulatory Commission and the transfer procedures of the Pledged Shares. The auction amount will be administered by the High People’s Court of Shandong Province. After the completion of the legal procedures, the Company will get back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan and will timely publish an announcement.

Note:	Where amounts in Hong Kong dollars have been derived from Renminibi, such translations are for the convenience of the reader only, and except as otherwise indicated, have been made at the rate of RMB1.0415 to HK$1.00. No representation is made that Renminbi amounts could have been or could be converted into Hong Kong dollars at this rate or any other rate or at all.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 6 September 2005

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310